RECEIVED

2004 DEC -6 P 2:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04046563

Tel. Nr. Filing desk 202 942 80 50

Date November 30, 2004
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone +41 58 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. ~~82-5190~~

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

i.A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

12/9

Enclosure

- **Unaxis to focus on profitable business areas and restructure company's Semiconductor Equipment segment. Change at group management level.**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 96 93
www.unaxis.com

Media release

Unaxis to focus on profitable business areas and restructure company's Semiconductor Equipment segment. Change at group management level.

Pfäffikon SZ, November 30, 2004 – The Board of Directors of Unaxis Corporation plans to focus the further development of the company on its profitable and growing business activities in thin-film and vacuum technology. These are to be expanded through enhanced organic growth. The intention is to fundamentally restructure the Semiconductor Equipment Segment with the goal of developing it into an independent and profitable semiconductor equipment supplier. To ensure cost-competitiveness, the buildup of production capacity of Assembly & Packaging (ESEC) in Asia will be accelerated. Display Technology will be restructured with the option of either merging or divesting its business activities. These planned structural adjustments should, by the end of 2007, lead to a phased reduction of 500 positions, 400 of which are in Switzerland and Liechtenstein. In turn, approximately 200 new positions will be created in Asia. The net decrease of 300 jobs represents just under 5 percent of Unaxis' total workforce.

Unaxis estimates that from today's vantage point charges for restructuring and value adjustments will amount to CHF 200 – 300 million. Owing to further losses at Display Technology, Unaxis expects for 2004 only a slightly positive operating result from continuing operations.

For 2005, Unaxis expects that its continuing operations will generate sales of approx. CHF 1.8 billion and operating earnings of roughly CHF 100 million. By 2007, the goal is to achieve an internal growth rate in excess of 5 percent and an EBIT margin of more than 10 percent.

In light of the unsatisfactory business development at Display Technology, CEO Heinz Kundert has tendered his resignation. Harald Eggers, a member of Unaxis' Board of Directors, will assume the position of CEO on an ad interim basis.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

Profitable business areas constitute basis for future growth

The company's future profitability centers on business areas involved in thin-film and vacuum technologies: Coating Services (Balzers), Vacuum Solutions (Leybold Vacuum), Data Storage Solutions and Optics. In addition to increased exploitation of organic growth potential, geographic expansion and fostering of new fields of application, Unaxis is not ruling out external growth opportunities of a complementary nature. In its future core businesses, the company is striving to achieve by 2007 an EBIT margin in excess of 10 percent.

The expansion of *Coating Services* market position is to continue. Building upon its existing base of 61 coating centers throughout the world, there will be geographic expansion at the segment, with growth also being propelled by new coating systems and areas of application. At *Vacuum Solutions* structural improvements, the launch of new products, as well as the expansion of its market in China, are all aimed at gaining market share and enhancing profitability. As a leading supplier of metalizers and entire production lines, the *Data Storage Solutions* segment will continue its growth strategy. New applications will further broaden its portfolio for production of DVD-R, DVD-RW and hard disks. The launch of new formats such as DVD-R (double-layer) and Blu Ray is in the preparatory stage. The *Optics* division will continue to strengthen its already solid position in the market for optical components in projection displays through product innovations and cost-effective production in China. Its Lighting unit, as well as the Sensors & Instrumentation unit – which also includes the biochip business – are to be expanded further. The *Space Technology (Contraves Space)* division remains focused on its business activities in the field of payload fairings and satellite technology.

Restructuring and development of Semiconductor Equipment Segment into an independent semiconductor equipment company

The Semiconductor Equipment segment is to be fundamentally restructured and developed into an independent supplier of equipment for Wafer Processing and Assembly & Packaging, with the goal of ensuring a sustainably competitive position and achieving profitable growth.

Wafer Processing will remain resolutely focused on profitable businesses and continue to strengthen its leading market position in the areas of photomask etch, backside

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96
P.O. Box www.unaxis.com
CH-8808 Pfäffikon SZ

 metalization and advanced packaging, as well as penetrate select new markets and fields of application. The successful streamlining of its range of product platforms will have a favorable impact, leading to a significant decrease in development times and improved profitability.

Today, 80 percent of the *Assembly & Packaging* division's customers and an increasing number of its key suppliers are located in the Far East. To ensure cost-related competitiveness, the buildup of production capacity in Asia for Wire Bonders is to be accelerated and should be accomplished by the end of 2005. At a later point, it is planned to shift the Die Attach unit's production activities to Asia. Moreover, a new supply chain management organization, jointly shared with *Wafer Processing* in Asia, will have a favorable influence on the division's profitability. Research and new product design, as well as servicing of the European market, will remain centered in Cham, Switzerland.

As a result of costs incurred for the development and market introduction of its new equipment generations, in combination with general US dollar weakness, the *Display Technology* division will incur a significant operating loss in 2004 and thus place a noticeable burden on Unaxis' consolidated financial results. The continued operation of the display business would tie-up substantial amounts of working capital and thus impair the development of Unaxis' other segments. Hence the Board of Directors has decided to restructure *Display Technology* activities with the option of either merging or divesting the business into an environment where it can develop in line with market potential.

Through the realization of these measures, the Semiconductor Equipment segment – as a leading company in its industry – will be in a stronger position to capitalize on the technological, market-specific and organizational synergies. Moreover, this package of measures – in particular the planned restructuring of Display Technology and establishment of production capacity for Assembly & Packaging in Asia – positions the Semiconductor Equipment segment to achieve results that will, over a given market cycle, exceed the cost of deployed capital. Assuming total sales of roughly CHF 500 million in 2004, Unaxis is striving to achieve by 2007 a gain in market share for the Semiconductor Equipment segment and an average annual EBIT margin of 15 percent. The conditions

 are being created to establish a discrete management structure for the segment and assist it in exploiting the strategic and operative options at its disposal.

Change at group management level

Because of the unsatisfactory business development at Display Technology, Heinz Kundert has resigned as Chief Executive Officer for immediate effect and thus relinquished operative leadership of Unaxis. The Board of Directors respects this resolute decision. Heinz Kundert will remain associated with Unaxis and contribute his comprehensive capabilities as a consultant.

Mr. Kundert's successor, Dr. h.c. Harald Eggers (54) is a Board member of Unaxis. As the company's CEO, he will run the operative business of Unaxis during this difficult restructuring phase until a permanent Chief Executive Officer is selected. Dr. Eggers has a long and successful track record in the semiconductor business that is important to Unaxis.

Following his physics studies in Munich, Dr. Eggers joined Siemens AG (today, Infineon) in 1979, where he led various projects devoted to the development and production of integrated circuits. Since 2000, Dr. Eggers has been CEO of Infineon's Memory Products Group, which is involved in development, production and distribution activities in Europe, Asia and the USA. That business segment employs approximately 10,000 employees and is accountable for roughly € 3 billion, or about 40 percent, of Infineon's consolidated sales. He will relinquish his management responsibilities at Infineon at the end of 2004 and assume his new position with Unaxis as of January 1, 2005. Dr. Eggers is a German citizen, married, and the father of two daughters. He has been a member of the Unaxis Holding Board of Directors since 2003.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Personnel and financial consequences of the structural adjustments

On a global basis, these planned structural changes at the company will affect a total of roughly 500 positions by the end of 2007. Over the next three years, approximately 400 positions will be eliminated in Switzerland and Liechtenstein. Reserved in this regard are the specific decisions of the relevant Group companies. Over the same time frame, 200 new positions will be created in Asia. The net decrease of 300 jobs represents just under 5 percent of Unaxis' total workforce. The related reductions will be made in the most socially acceptable manner possible, however layoffs will be unavoidable.

Because of further losses at Display Technology, Unaxis expects for 2004 only a slightly positive operating result from continuing operations. Moreover, the significant restructuring charges, in combination with value adjustments, will lead to clearly negative net operating earnings and consolidated net profit. Within the scope of the annual audit, goodwill and fixed assets will be examined for value impairment. The company at present expects that charges for restructuring and valuation adjustment in 2004 and potentially also in 2005 could amount to roughly CHF 200 – 300 million in total, of which approximately CHF 50 million will have an impact on net liquidity.

Even after the implementation of these measures, the shareholders' equity ratio should amount to approximately 50 percent. From today's vantage point, net liquidity should remain in the area of CHF 550 million, which exceeds the anticipated liquidity needs for implementing the company's future strategy. Opportunities as to how the potential surplus funds could accrue to the benefit of shareholders are under consideration.

The Board of Directors and the Executive Board are convinced that, as a result of these strategic and operative measures, the foundation is being laid for the profitable development of the company and hence for sustainable shareholder value. Unaxis expects that its 2005 financial year will witness sales of approximately CHF 1.8 billion, as well as operating earnings of roughly CHF 100 million. By 2007, the company foresees an average annual growth rate of more than 5 percent and an EBIT margin in excess of 10 percent.

Note for media representatives and analysts:

Media conference:	Tuesday, November 30, 2004, 11:00 a.m.
Analysts conference:	Tuesday, November 30, 1:30 p.m.
Place:	SWX Swiss Exchange, Selnaustrasse 30, Zurich

Attachment: Group profile

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

 Group profile

	Thin-film and vacuum technology					Semiconductor-related		
Segments	Coating Services	Vacuum Solutions	Data Storage Solutions	Components and Special Systems		Semiconductor Equipment		
Divisions				Optics	Space Technology	Wafer Processing	Assembly & Packaging	Display Technology
Brands	Balzers	Leybold Vacuum	Unaxis	Unaxis	Contraves Space	Unaxis	ESEC	Unaxis

Unaxis - a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services based on thin-film and vacuum technology. Unaxis' commercial activities are conducted via its five segments: Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); Data Storage Solutions (data storage devices); Components and Special Systems (optical components and aerospace technology); and Semiconductor Equipment (semiconductor-related activities). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved comparable year-on-year sales of CHF 1.610 billion. The company, headquartered in Pfäffikon (SZ), Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com